Exhibit (a)(1)(ii)

BCC:	[Optionee]
FROM:	Doug Bergeron
SUBJECT:	IMPORTANT NEWS: Launch of Option Exchange Program
DATE:	October 8, 2009

IMPORTANT NEWS — PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THIS PROGRAM, YOU MUST TAKE ACTION BY 9:00 P.M., US EASTERN TIME, ON NOVEMBER 6, 2009

We are pleased to provide details of the previously announced Stock Option Exchange Program. As you may be eligible to participate, we encourage you to carefully read the “Offer to Exchange Certain Outstanding Stock Options for Replacement Stock Options” (which we also refer to as the “offer” or the “Offer to Exchange”) as well as the other offering materials contained in the Schedule TO we filed with the United States Securities and Exchange Commission today (collectively, the “Offering Materials”), all of which are available on the option exchange website referred to below. These Offering Materials will help you to understand the risks and benefits of this exchange program and the terms and conditions of our offer.

STOCK OPTION EXCHANGE PROGRAM INFORMATION

Below you’ll find a basic outline of the program. Please take the time to educate yourself about the program by reviewing the Offering Materials attached to this e-mail and posted on the option exchange program website (the “Exchange Website”) described below. If you choose to participate or not participate, you can elect to do so through this website as well.

EQUITY EXCHANGE WEBSITE

The VeriFone Equity Team has established the Exchange Website to provide you with information regarding our Stock Option Exchange Program and to enable you to make an online election regarding your eligible options. Before making your participation election, please ensure you have read and understand the Offering Materials which make up this offer. These documents explain how the Offer to Exchange works, important terms and information you should consider and how to participate. Country specific documents and information are also posted on the Exchange Website.

Exchange Website Log In

The Exchange Website can be accessed at: https://verifone.equitybenefits.com

Please use the following individual log in credentials:

User name: { }

Password: { }

You will be asked to change your password upon your initial log in to the Exchange Website.

Please keep your log in information confidential.

ELIGIBILITY

All active employees and consultants who hold outstanding stock options priced at $16.25 or above granted on or prior to October 7, 2008 and are continuously employed by VeriFone throughout the offering period are eligible. Our executive officers and members of our Board of Directors are excluded.

EXCHANGE DETAILS

	Exercise Price of Your Eligible Options	Exchange Ratio (Number of Eligible Options for each Replacement Option)
Group 1	$16.25 - $19.99	1.3 for 1
Group 2	$20.15 - $26.85	1.8 for 1
Group 3	$27.92 - $30.76	2.3 for 1
Group 4	$31.50 - $36.43	2.4 for 1
Group 5	$40.01 - $44.43	2.6 for 1

Some key features of the replacement options include:

•	Strike Price: Closing sale price of VeriFone’s common stock, as reported on the NYSE, on the grant date of the replacement options, which we currently expect to be November 6, 2009.

•	Vesting Period: New four-year term as of grant date of the replacement options, vesting 25% after 12 months, 6.25% quarterly thereafter.

•	Option Term: New seven-year term from grant date of the replacement options.

•	Type of Option: Non-qualified stock options.

TIMING

•	The offering period begins today, October 8, 2009 and will end at 9:00 p.m., US Eastern Time, on November 6, 2009, unless VeriFone decides to extend the offering period to a later date.

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Eligible optionees who wish to participate in the option exchange program must elect to participate during this window through the Exchange Website. A paper election form is also available if you cannot access or make an election using the Exchange Website. We will not accept any elections after 9:00 p.m., US Eastern Time, on November 6, 2009, unless we have extended the offering period to a later date.

•	The replacement options for eligible option tendered for exchange will be granted on November 6, 2009, unless we have extended the offering period.

HOW TO LEARN MORE

The election period for this program begins today. There are many things to consider when deciding whether or not to participate in this program, and we encourage you to carefully read the Offering Materials before deciding to participate. You may log into the Exchange Website to view all the Offering Materials as well as the instructions on how to make an election regarding the Stock Option Exchange Program.

VeriFone makes no recommendation as to whether you should participate in the Stock Option Exchange Program, nor have we authorized anyone to make any recommendation regarding this program. You must make your own decision whether to participate. We encourage you to speak with your financial, legal and/or tax advisors as necessary, before deciding whether to participate in this program.

If you have any questions about the Stock Option Exchange Program or would like to request a paper election form or a paper copy of the Offering Materials, please contact the VeriFone Equity team by email to i_equityteam@verifone.com or by phone at +1 (408) 232-7877.